UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 25, 2023, Antelope Enterprise Holdings Limited (the “Company”) received a deficiency notice from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“NASDAQ”) informing the Company that its Class A ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules 5550(a)(2) of the NASDAQ. The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until January 22, 2024 (the “Compliance Date”), to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum for 10 consecutive business days, and must not have a closing bid price of $0.10 or less for over 10 consecutive trading days by the Compliance Date. In the event the Company does not regain compliance by the Compliance Date, the Company may be eligible for additional time to regain compliance or may face delisting.

If the Company does not regain compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) by the Compliance Date and is not eligible for an additional compliance period at that time, the Staff will provide written notification to the Company that its Class A ordinary shares may be delisted. The Company would then be entitled to appeal the Staff’s determination to a NASDAQ Listing Qualifications Panel and request a hearing. There can be no assurance that, if the Company does appeal the delisting determination by the Staff to the NASDAQ Listing Qualifications Panel, that such appeal would be successful.

The Company intends to monitor the closing bid price of its Class A ordinary shares and may, if appropriate, consider available options to regain compliance with the minimum bid price requirement, which could include effecting a reverse stock split. However, there can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: July 26, 2023